# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EVENTBRITE, INC., CIK 0001475115
CUSIP: 29975E109
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 95 Third Street, 2nd Floor, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 12/01/2025
Filed by CIK 0001751075
Persons authorized to receive notices and communications: Julia Hartz, 95 Third Street, 2nd Floor, San Francisco, California (CA), 94103, (415) 692-7779; Peter Jones, Sullivan & Cromwell LLP, 550 Hamilton Avenue, Palo Alto, California (CA), 94301, (650) 461-5600; Regina L. Readling, Sullivan & Cromwell LLP, 125 Broad Street, New York, New York (NY), 10004, (212) 558-4000

## Reporting persons
- Kevin Hartz (CIK 0001554599): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,782,561; shared voting power 6,903,937; sole dispositive power 1,782,561; shared dispositive power 6,903,937; aggregate amount beneficially owned 8,686,498 (9.5% of the class)
  Comment: (1) For row 7 and 9, shares consists of (i) 74,341 shares of Class A Common Stock, (ii) 1,661,026 shares of Class B Common Stock, (iii) 47,194 shares of Class A Common Stock issuable to the Reporting Person upon exercise of outstanding stock options that are exercisable within 60 days of December 1, 2025.
  (2) For row 7, 8, 9, 10, 11 and 13, each share of Class B Common Stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  (3) For row 8 and 10, shares consists of (i) 3,070 shares of Class A Common Stock and 4,273,601 shares of Class B Common Stock held by Kevin Earnest Hartz & Julia D. Hartz TTEES the Hartz Family Revocable Trust Dtd 12/4/2008, of which the Reporting Persons are co-trustees and share voting and dispositive power, and (ii) 2,627,266 shares of Class B Common Stock held by Hartz 2008 Irrevocable Trust, dated September 15 2008, of which the Reporting Persons are co-trustees and share voting and dispositive power.
  (4) For row 11, shares consists of (i) 74,341 shares of Class A Common Stock, (ii) 1,661,026 shares of Class B Common Stock, (iii) 3,070 shares of Class A Common Stock and 4,273,601 shares of Class B Common Stock held by Kevin Earnest Hartz & Julia D. Hartz TTEES the Hartz Family Revocable Trust Dtd 12/4/2008, of which the Reporting Persons are co-trustees and share voting and dispositive power, (iv) 2,627,266 shares of Class B Common Stock held by Hartz 2008 Irrevocable Trust, dated September 15 2008, of which the Reporting Persons are co-trustees and share voting and dispositive power, and (v) 47,194 shares of Class A Common Stock issuable to the Reporting Person upon exercise of outstanding stock options that are exercisable within 60 days of December 1, 2025.
  (5) For row 13, the numerator of this calculation consists of the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the Reporting Person, including outstanding stock options that are exercisable within 60 days of December 1, 2025. The denominator of this calculation consists of (i) 82,470,848 shares of Class A Common Stock outstanding as of November 28, 2025, (ii) 47,194 shares of Class A Common Stock issuable to the Reporting Person upon exercise of outstanding stock options that are exercisable within 60 days of December 1, 2025 and (iii) 8,561,893 shares of Class B Common Stock beneficially owned by the Reporting Person, treated as converted to Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
  (6) For row 13, each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 15,638,904 shares of Class B Common Stock outstanding as of November 28, 2025, including 8,561,893 shares of Class B Common Stock beneficially owned by the Reporting Person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for purposes of this report.
- Julia Hartz (CIK 0001751075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 8,686,750; shared voting power 6,903,937; sole dispositive power 8,686,750; shared dispositive power 6,903,937; aggregate amount beneficially owned 15,590,687 (16% of the class)
  Comment: (1) For row 7 and 9, shares consists of (i) 425,981 shares of Class A Common Stock, (ii) 1,250,000 shares of Class B Common Stock, and (iii) 7,010,769 shares of Common Stock issuable to the Reporting Person upon exercise of outstanding stock options that are exercisable within 60 days of December 1, 2025, consisting of 2,580,833 shares of Class A Common Stock and 4,429,936 shares of Class B Common Stock issuable under such options.
  (2) For row 7, 8, 9, 10, 11 and 13, each share of Class B Common Stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock.
  (3) For row 8 and 10, shares consists of (i) 3,070 shares of Class A Common Stock and 4,273,601 shares of Class B Common Stock held by Kevin Earnest Hartz & Julia D. Hartz TTEES the Hartz Family Revocable Trust Dtd 12/4/2008, of which the Reporting Persons are co-trustees and share voting and dispositive power, and (ii) 2,627,266 shares of Class B Common Stock held by Hartz 2008 Irrevocable Trust, dated September 15 2008, of which the Reporting Persons are co-trustees and share voting and dispositive power.
  (4) For row 11, shares consists of (i) 425,981 shares of Class A Common Stock, (ii) 1,250,000 shares of Class B Common Stock, (iii) 3,070 shares of Class A Common Stock and 4,273,601 shares of Class B Common Stock held by Kevin Earnest Hartz & Julia D. Hartz TTEES the Hartz Family Revocable Trust Dtd 12/4/2008, of which the Reporting Persons are co-trustees and share voting and dispositive power, (iv) 2,627,266 shares of Class B Common Stock held by Hartz 2008 Irrevocable Trust, dated September 15 2008, of which the Reporting Persons are co-trustees and share voting and dispositive power, and (v) 7,010,769 shares of Common Stock issuable to the Reporting Person upon exercise of outstanding stock options that are exercisable within 60 days of December 1, 2025, consisting of 2,580,833 shares of Class A Common Stock and 4,429,936 shares of Class B Common Stock issuable under such options.
  (5) For row 13, the numerator of this calculation consists of the aggregate number of shares of Class A and Class B Common Stock beneficially owned by the Reporting Person, including outstanding stock options that are exercisable within 60 days of December 1, 2025 and outstanding unvested RSUs that will vest within 60 days of December 1, 2025. The denominator of this calculation consists of (i) 82,470,848 shares of Class A Common Stock outstanding as of November 28, 2025, (ii) 7,010,769 shares of Common Stock issuable to the Reporting Person upon exercise of outstanding stock options that are exercisable within 60 days of December 1, 2025, and (iii) 8,150,867 shares of Class B Common Stock beneficially owned by the Reporting Person, treated as converted to Class A Common Stock for the purpose of computing the percentage ownership of the Reporting Person.
  (6) For row 13, each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 15,638,904 shares of Class B Common Stock outstanding as of November 28, 2025, including 8,150,867 shares of Class B Common Stock beneficially owned by the Reporting Person. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for purposes of this report.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Name of issuer: EVENTBRITE, INC.
Address of issuer's principal executive offices: 95 Third Street, 2nd Floor, San Francisco, California (CA), 94103
Comment: This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") is being filed by Kevin Hartz and Julia Hartz (each a "Reporting Person" and, collectively, the "Reporting Persons") and amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission dated May 21, 2020 (the "Schedule 13D") related to the shares of Class A common stock, par value $0.00001 per share (the "Class A Common Stock" and together with Class B common stock, par value $0.00001 per share (the "Class B Common Stock"), the "Common Stock"), of Eventbrite, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 95 Third Street, 2nd Floor, San Francisco, California, 94103. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On December 1, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Bending Spoons U.S., Inc., a Delaware corporation ("Parent"), and Everest Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub").

The Merger Agreement provides that, among other things and on the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (a) Merger Sub will merge with and into the Issuer (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, collectively the "Transactions"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"), (b) each issued and outstanding share of capital stock of the Issuer as of immediately prior to the effective time of the Merger (the "Effective Time") will, at the Effective Time, be converted into the right to receive $4.50 in cash without interest (the "Merger Consideration"), (c) each share of capital stock of the Issuer held in the treasury of the Issuer and any shares of capital stock of the Issuer owned by Parent or Merger Sub immediately prior to the Effective Time will automatically be canceled and will cease to exist and no consideration will be delivered in exchange therefor and (d) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; are not intended as statements of fact, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the stockholders or other security holders of the Issuer.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Persons and certain stockholders of the Issuer (collectively, the "Supporting Stockholders") entered into a certain Stockholder Voting and Support Agreement (the "Voting and Support Agreement") with Parent, pursuant to which each of the Supporting Stockholders agreed that, until the earliest of the Effective Time, the termination of the Merger Agreement and a Company Board Recommendation Change (as defined in the Merger Agreement), (a) it will not transfer any voting securities of the Issuer owned of record or beneficially by it as of the date of the Merger Agreement or subsequently acquired by it during certain period as provided in the Voting and Support Agreement (the "Voting Shares") subject to certain exceptions, and (b) it will vote all of its Voting Shares (i) in favor of the approval and adoption of the Merger Agreement and the Transactions, (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Transactions, and (iii) against any of the following: (A) any acquisition proposal or merger, consolidation, or business combination involving the Issuer or any of its subsidiaries other than the Transactions; (B) any sale, lease, or transfer of all or substantially all of the assets of the Issuer or any of its subsidiaries; (C) any recapitalization, dissolution, liquidation or winding up of the Issuer or any of its subsidiaries; or (D) any other action or series of actions that, individually or in the aggregate, could reasonably be expected to (x) result in a material breach of any of the representations, warranties, covenants or agreements set forth in the Voting and Support Agreement, (y) result in any of the conditions to the consummation of the Merger set forth in the Merger Agreement not being fulfilled or satisfied in accordance with the terms thereof or (z) otherwise prevent, materially delay, impair or materially and adversely affect the consummation of the Transactions in accordance with the terms of the Merger Agreement. The Supporting Stockholders also agreed to waive all appraisal rights, dissenter's rights, or any similar rights under Section 262 of the DGCL with respect to any of Voting Shares in connection with the Transactions.

As a result of the execution and delivery of the Voting and Support Agreement by the parties thereto, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with Parent. The beneficial ownership of each of the Reporting Persons as reported in this filing does not include any shares of capital stock of the Issuer which may be beneficially owned by Parent or solely beneficially owned by the other Reporting Person and each of the Reporting Persons disclaims beneficial ownership over any such shares. This filing should not be deemed an admission that any Reporting Person is a member of a "group" within the meaning of Section 13(d) of the Exchange Act with Parent or the other Reporting Person or has beneficial ownership of any equity securities of the Issuer beneficially owned by Parent or solely beneficially owned by the other Reporting Person.

The foregoing summary of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (b) As a result of the execution and delivery of the Voting and Support Agreement by the parties thereto, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with Parent. Based on information provided by Parent to the Reporting Persons, Parent does not beneficially own any shares of the Issuer's capital stock as of the date hereof. The beneficial ownership of each of the Reporting Persons does not include any shares of Class A Common Stock which may be beneficially owned by Parent or solely beneficially owned by the other Reporting Person and each of the Reporting Persons disclaims beneficial ownership over any such shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4, the Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past sixty (60) days other than (i) the withholding by the Issuer of 59,879 shares of Class A Common Stock held by Ms. Hartz to satisfy certain tax liabilities associated with the net settlement of restricted stock units on October 15, 2025, (ii) the conversion of RSUs held by Ms. Hartz into 13,724 shares of Class A Common Stock on November 1, 2025 and (iii) the withholding by the Issuer of 3,485 shares of Class A Common Stock held by Ms. Hartz to satisfy certain tax liabilities associated with the net settlement of restricted stock units on November 1, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information disclosed under Item 4 above is incorporated herein by reference.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description

3 Agreement and Plan of Merger, dated December 1, 2025, by and among Eventbrite, Inc., Bending Spoons U.S., Inc. and Everest Merger Sub Inc.

4 Stockholder Voting and Support Agreement, dated December 1, 2025, by and among Bending Spoons U.S., Inc. and each of the stockholders set forth therein.

## Signatures
- Kevin Hartz: /s/ Kevin Hartz, Kevin Hartz (12/03/2025)
- Julia Hartz: /s/ Julia Hartz, Julia Hartz (12/03/2025)